UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 1-3788

N.V. Koninklijke Nederlandsche Petroleum
Maatschappij
(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrant’s name into English)

30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Ordinary shares
of the issuer of the nominal (par) value of 0.56 Euro (€0.56) each
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a
duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☒

Rule 12g-4(a)(2)(ii)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 12h-3(b)(2)(i)	☐

Rule 12h-3(b)(2)(ii)	☐

Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Shell Petroleum N.V., as successor by merger to N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SHELL PETROLEUM N.V.
by	/s/ Michiel Brandjes
	Name:	Michiel Brandjes

Date: January 1, 2006